Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following flyer was mailed to participants in each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

We Created Your Investment, have Served You as Supervisor for More Than 50 Years, and believe a “Yes” Vote will Give our Participants Better Advantages and Opportunities than the Status Quo.

✓	You can continue as an investor with 100% Tax Deferral option through the election for Operating Partnership Units.

✓	You will have an option for liquidity through sale of Operating Partnership Units and Class A Common Stock listed on the New York Stock Exchange after initial lock-up period.

✓	Greater Potential for Distribution Increases and Capital Appreciation than the status quo.

✓	More Consistent Quarterly Distributions, at least 90% of REIT taxable income annually, and determined by property performance not by stock price.

✓	Avoid the deadlocks and potential distribution reducing disputes of current, archaic structure and required Helmsley Estate’s sale of its veto and influence stakes.

✓	Diversification of assets – a core principle of sound investing.

✓	Better Growth Opportunities through performance and acquisition than the status quo with Better Access to Debt and Equity.

✓	One-Time Distributions of cash reserves and Reimbursement of Expenses and Class Action Settlement Proceeds.

✓	Modern governance structure with six independent directors, one inside director, and protection from Sarbanes-Oxley, Dodd-Frank, and NYSE rules.

WE HAVE ALWAYS SEEN AND TREATED OUR INVESTORS AS PART OF A FAMILY. WE THINK THESE PROPOSALS OFFER GREAT BENEFITS AND URGE YOU TO VOTE FOR THEM.

✓	Read our disclosure documents, including the prospectus/ consent solicitation included in the S-4 declared effective by the SEC.

✓	View your DVD for discussions of important topics with Peter and Anthony Malkin.

✓	Visit our website at www.empirestaterealtytrust.com, with regularly updated information and register for a conference call with Peter and Anthony Malkin.

✓	Contact MacKenzie Partners @ 1-888-410-7850 to speak to someone about the facts, register for a conference call, or get help filling out your consent form.

✓	E-mail us at inquiries@malkinholdings.com with questions or requesting help.

We Think the Choice for our Investors is Clear and Urge You

Vote In Your Own Best Interest For Our Proposals.

What about the recent cross motion against the Class Action Settlement? Our investors need to know the facts and not be victimized by false claims.

¡	A FALSE presentation of how investors in ESBA and 60 East 42nd St. Associates who vote “against” or “abstain” may be bought out at a low value.

—	The TRUTH is that the buyout process has been part of their organizational documents from inception. The terms are described fully in the prospectus/consent solicitation at pages 14, 90-92, and 317-318.

¡	A FALSE claim that the Malkins are improperly monetizing the future value of overrides.

—	The TRUTH is all overrides were applied based on written agreements and signed investor consents using the valuations by Duff & Phelps, the independent valuer.

¡	A FALSE claim that your vote in favor of the third-party portfolio sale proposal would give the Malkins the power to manipulate a sales process and favor Malkins over other partners.

—	The TRUTH is that the prospectus/consent solicitation states clearly that the price for a third party sale must be at least 115% of the aggregate exchange value for all the entities, AND sale proceeds must be allocated by independent valuer Duff & Phelps’ exchange values.

—	Malkin family cannot be related to the buyer or receive any special benefit from such a sale. In the case of such a sale, Peter and Anthony Malkin would have no further involvement.

¡	A FALSE claim that we charged investment groups we supervise for private airplane expenses.

—	The TRUTH is that the Malkins pay their own private plane expenses.

¡	A FALSE claim that Empire State Building Company pays $1.0 million basic annual rent to ESBA.

—	The TRUTH is the basic rent is $5.895 million per year.

¡	A FALSE claim that Malkin entities received $10.0 million in 2011 for service charges for the transaction.

—	The TRUTH, as the prospectus/consent solicitation statement discloses at page F-197, is that the fees from ESBA in 2011 were $1.0 million.

¡	A FALSE claim that investors have a cash election option.

—	The TRUTH is that since July 2012 there has been no cash election option, and all investors can elect 100% tax deferred operating partnership units.

Objections are common in these types of proceedings. We expect no change in timing for voting or completing the proposed consolidation and IPO.

We think a “No” vote results in less value for your investment compared to the transaction going forward.

For more information, use your password and please visit www.empirestaterealtytrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@malkinholdings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.